[LETTERHEAD OF T.ROWE PRICE GROUP, INC.]

March 10, 2026

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Rule 17g-1 Filing for Registered Investment Companies Managed by Affiliates of

T. Rowe Price Group, Inc. (the “Funds”):

Ladies and Gentlemen:

Pursuant to Rule 17g-1(g)(1) under the Investment Company Act of 1940, as amended (the “1940 Act”), the following documents are hereby submitted for filing with the Securities and Exchange Commission:

i.	An amended copy of the joint fidelity bond agreement concerning the allocation of premiums and recoveries under the Bond reflecting the addition of a new Registered Investment Company to the existing coverage.

Please note everything else remains as originally filed on December 19, 2026.

Should you have any questions, please contact Jennifer L. Whitman at (410) 577-4823.

Yours truly,

/s/ Fran Pollack-Matz

Fran Pollack-Matz

Secretary, each Fund listed on Schedule I

Enclosures

cc: Jennifer L Whitman

Updated Fidelity Bond Agreement

AMENDED AND RESTATED AGREEMENT CONCERNING ALLOCATION OF FIDELITY BOND PREMIUMS AND RECOVERIES

This Agreement Concerning Allocation of Fidelity Bond Premiums and Recoveries made as of the 31st day of August, 2025 and amended and restated on February 5, 2026, by and among the management investment companies registered under the Investment Company Act of 1940 listed on Schedule I (each, an “Investment Company” and collectively, the “Investment Companies”) and the affiliated service providers to the Investment Companies (“Affiliated Providers”) which are defined as an entity listed on Schedule II, all of which are named insureds on a certain fidelity bond underwritten by ICI Mutual Insurance Company (the “Insurer”) covering certain acts relating to the Investment Companies (“Joint Fidelity Bond”).

WHEREAS: each of the Investment Companies has registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as open-end or closed-end management investment companies; and

WHEREAS: Rule 17g-1(f) under the 1940 Act requires that a registered management investment company named as an insured on a joint fidelity bond enter into a certain agreement with the other named insureds; and

WHEREAS: the Investment Companies each will benefit from their respective participation in the Joint Fidelity Bond in compliance with this Rule;

NOW, THEREFORE, it is agreed as follows:

1. The amount of coverage under the Joint Fidelity Bond shall at all times be at least equal in the amount to the sum of (a) the total amount of coverage that the Investment Company would have been required to provide and maintain individually pursuant to the schedule set forth in paragraph (d) of Rule 17g-1 had the Investment Company not been a named insured under the joint bond, plus (b) the amount of each bond that the Affiliated Providers would have been required to provide and maintain pursuant to federal statutes or regulations had it not been a named insured under the Bond. The amount of fidelity coverage under the Bond shall be approved at least annually by the Board of Directors/Trustees of the Investment Companies, including a majority of those Directors/Trustees who are not “interested persons” of the Investment Company as defined by Section 2(a)(19) of the 1940 Act.

2. In the event any recovery is received under the Joint Fidelity Bond as a result of a loss sustained by any of the Investment Companies and one or more of the other named Insured, then each Investment Company sustaining such loss shall receive an equitable and proportionate share of the recovery, said proportion to be established by the ratio that the claim bears to the total amount claimed by all participants, but at least equal to the amount which each such Investment Company would have received had it provided and maintained a single insured bond with the minimum coverage required by Rule 17g-1(d)(1) under the 1940 Act (“Separate Bond”).

3. In the event that the claims of loss of the Insureds are so related that the Insurer is entitled to assert that the claims must be aggregated with the results that the total amount payable on such claims is limited to the face amount of the Joint Fidelity Bond, the following rules for determining the priorities among the Investment Companies for satisfaction of the claims under the Joint Fidelity Bond shall apply:

A.	First, all claims of each Investment Company which have been duly proven and established under the Joint Fidelity Bond shall be satisfied up to the minimum amount of a Separate Bond for such Investment Company; and

B.	Second, the remaining amount of insurance, if any, shall then be applied to the claims of the Investment Company in proportion to the total of the unsatisfied amount of the claims of each Investment Company.

4. No premium shall be paid under the Joint Fidelity Bond unless the majority of the Board of Directors/Trustees of each Investment Company named as an insured therein who are not “interested persons” of such Investment Companies as defined by Section 2(a)(19) of the 1940 Act, shall approve the allocation method and portion of the premium to be paid by such Investment Companies taking all relevant factors into consideration. Premiums due and payable under the Bond shall be paid 70% by the Investment Companies and 30% by the Affiliated Providers.

5. Additional Parties to this Agreement: This Agreement is intended to cover all entities insured under the Joint Fidelity Bond. In addition to the named insureds, any new T. Rowe Price advised management investment company registered under the 1940 Act after the inception of the bond will automatically be included as an insured under the current Joint Fidelity Bond and covered under this Agreement until the next renewal of such Joint Fidelity Bond, at which point the Investment Company(ies) will be added to the list of Investment Companies in Schedule I in the Joint Fidelity Bond Agreement.

6. This Agreement may be executed in multiple counterparts.

IN WITNESS WHEREOF, each Insured has caused this Agreement to be executed by one of its officers thereunto duly authorized as of the date first above written.

/s/ David Oestreicher

Authorized Representative for Schedule I and Schedule II Insureds

Schedule I

The list of Registered Investment Companies and their series as of February 5, 2026.

T. Rowe Price Balanced Fund, Inc.
T. Rowe Price Blue Chip Growth Fund, Inc.
T. Rowe Price Capital Appreciation Fund , Inc.
T. Rowe Price Capital Appreciation Fund
T. Rowe Price Capital Appreciation and Income Fund
T. Rowe Price Communications and Technology Fund, Inc.
T. Rowe Price Corporate Income Fund, Inc.
T. Rowe Price Credit Opportunities Fund, Inc.
T. Rowe Price Diversified Mid-Cap Growth Fund, Inc.
T. Rowe Price Dividend Growth Fund, Inc.
T. Rowe Price Equity Funds, Inc.
T. Rowe Price Institutional Large-Cap Core Growth Fund
T. Rowe Price Large-Cap Growth Fund
T. Rowe Price Large-Cap Value Fund
T. Rowe Price Institutional Mid-Cap Equity Growth Fund
T. Rowe Price Institutional Small-Cap Stock Fund
T. Rowe Price Hedged Equity Fund
T. Rowe Price Equity Income Fund , Inc.
T. Rowe Price Equity Series, Inc. (Variable Annuity)
T. Rowe Price Blue Chip Growth Portfolio
T. Rowe Price Blue Chip Growth Portfolio II
T. Rowe Price Equity Income Portfolio
T. Rowe Price Equity Income Portfolio II
T. Rowe Price Health Sciences Portfolio
T. Rowe Price Health Sciences Portfolio II
T. Rowe Price Mid-Cap Growth Portfolio
T. Rowe Price Mid-Cap Growth Portfolio II
T. Rowe Price All-Cap Opportunities Portfolio
T. Rowe Price Moderate Allocation Portfolio
T. Rowe Price Financial Services Fund, Inc.
T. Rowe Price Fixed Income Series, Inc. (Variable Annuity)
T. Rowe Price Limited-Term Bond Portfolio
T. Rowe Price Limited-Term Bond Portfolio II
T. Rowe Price Floating Rate Fund, Inc.
T. Rowe Price Global Allocation Fund, Inc.
T. Rowe Price Global Funds, Inc.
T. Rowe Price Institutional Emerging Markets Equity Fund
T. Rowe Price Global Value Equity Fund
T. Rowe Price Global Multi-Sector Bond Fund, Inc.
T. Rowe Price Global Real Estate Fund, Inc.

T. Rowe Price Global Technology Fund, Inc.
T. Rowe Price GNMA Fund, Inc.
T. Rowe Price Government Money Fund, Inc.
T. Rowe Price Growth Stock Fund, Inc.
T. Rowe Price Health Sciences Fund, Inc.
T. Rowe Price High Yield Fund, Inc.
T. Rowe Price U.S. High Yield Fund
T. Rowe Price Index Trust, Inc.
T. Rowe Price Equity Index 500 Fund
T. Rowe Price Mid-Cap Index Fund
T. Rowe Price Small-Cap Index Fund
T. Rowe Price Extended Equity Market Index Fund
T. Rowe Price Total Equity Market Index Fund
T. Rowe Price U.S. Limited Duration TIPS Index Fund
T. Rowe Price Inflation Protected Bond Fund, Inc.
T. Rowe Price Institutional Income Funds, Inc.
T. Rowe Price Institutional Floating Rate Fund
T. Rowe Price Institutional High Yield Fund
T. Rowe Price Institutional Long Duration Credit Fund
T. Rowe Price Intermediate Tax-Free High Yield Fund, Inc.
T. Rowe Price International Funds, Inc.
T. Rowe Price Africa & Middle East Fund
T. Rowe Price Asia Opportunities Fund
T. Rowe Price China Evolution Equity Fund
T. Rowe Price Dynamic Credit Fund
T. Rowe Price Dynamic Global Bond Fund
T. Rowe Price Emerging Europe Fund
T. Rowe Price Emerging Markets Bond Fund
T. Rowe Price Emerging Markets Corporate Bond Fund
T. Rowe Price Emerging Markets Discovery Stock Fund
T. Rowe Price Emerging Markets Local Currency Bond Fund
T. Rowe Price Emerging Markets Stock Fund
T. Rowe Price European Stock Fund
T. Rowe Price Global Consumer Fund
T. Rowe Price Global Growth Stock Fund
T. Rowe Price Global High Income Bond Fund
T. Rowe Price Global Impact Equity Fund
T. Rowe Price Global Industrials Fund
T. Rowe Price Global Stock Fund
T. Rowe Price International Bond Fund
T. Rowe Price International Bond Fund (USD Hedged)
T. Rowe Price International Disciplined Equity Fund
T. Rowe Price International Discovery Fund

T. Rowe Price International Value Equity Fund
T. Rowe Price International Stock Fund
T. Rowe Price Japan Fund
T. Rowe Price Latin America Fund
T. Rowe Price New Asia Fund
T. Rowe Price Overseas Stock Fund
T. Rowe Price International Index Fund, Inc.
T. Rowe Price International Equity Index Fund
T. Rowe Price International Series, Inc.
T. Rowe Price International Stock Portfolio
T. Rowe Price Limited Duration Inflation Focused Bond Fund, Inc.
T. Rowe Price Mid-Cap Growth Fund, Inc.
T. Rowe Price Mid-Cap Value Fund, Inc.
T. Rowe Price Multi-Sector Account Portfolios, Inc. (MAPS)
T. Rowe Price Mortgage-Backed Securities Multi-Sector Account Portfolio
T. Rowe Price Multi-Strategy Total Return Fund, Inc.
T. Rowe Price All-Cap Opportunities Fund, Inc.
T. Rowe Price New Era Fund Inc.
T. Rowe Price New Horizons Fund, Inc.
T. Rowe Price New Income Fund, Inc.
T. Rowe Price Integrated Equity Funds, Inc.
T. Rowe Price Integrated Global Equity Fund
T. Rowe Price Integrated US Small-Cap Growth Equity Fund
T. Rowe Price Integrated US Small-Mid Cap Core Equity Fund
T. Rowe Price Integrated US Large-Cap Value Equity Fund
T. Rowe Price Real Assets Fund, Inc.
T. Rowe Price Real Estate Fund, Inc.
T. Rowe Price Reserve Investment Funds, Inc.
T. Rowe Price Treasury Reserve Fund
T. Rowe Price Government Reserve Fund
T. Rowe Price Transition Fund
T. Rowe Price Retirement Funds, Inc.
T. Rowe Price Retirement Balance Fund
T. Rowe Price Retirement 2005 Fund
T. Rowe Price Retirement 2010 Fund
T. Rowe Price Retirement 2015 Fund
T. Rowe Price Retirement 2020 Fund
T. Rowe Price Retirement 2025 Fund
T. Rowe Price Retirement 2030 Fund
T. Rowe Price Retirement 2035 Fund
T. Rowe Price Retirement 2040 Fund
T. Rowe Price Retirement 2045 Fund
T. Rowe Price Retirement 2050 Fund

T. Rowe Price Retirement 2055 Fund
T. Rowe Price Retirement 2060 Fund
T. Rowe Price Retirement 2065 Fund
T. Rowe Price Retirement 2070 Fund
T. Rowe Price Retirement Blend 2005 Fund
T. Rowe Price Retirement Blend 2010 Fund
T. Rowe Price Retirement Blend 2015 Fund
T. Rowe Price Retirement Blend 2020 Fund
T. Rowe Price Retirement Blend 2025 Fund
T. Rowe Price Retirement Blend 2030 Fund
T. Rowe Price Retirement Blend 2035 Fund
T. Rowe Price Retirement Blend 2040 Fund
T. Rowe Price Retirement Blend 2045 Fund
T. Rowe Price Retirement Blend 2050 Fund
T. Rowe Price Retirement Blend 2055 Fund
T. Rowe Price Retirement Blend 2060 Fund
T. Rowe Price Retirement Blend 2065 Fund
T. Rowe Price Retirement Blend 2070 Fund
T. Rowe Price Retirement Income 2020 Fund
T. Rowe Price Retirement Income 2025 Fund
T. Rowe Price Target 2005 Fund
T. Rowe Price Target 2010 Fund
T. Rowe Price Target 2015 Fund
T. Rowe Price Target 2020 Fund
T. Rowe Price Target 2025 Fund
T. Rowe Price Target 2030 Fund
T. Rowe Price Target 2035 Fund
T. Rowe Price Target 2040 Fund
T. Rowe Price Target 2045 Fund
T. Rowe Price Target 2050 Fund
T. Rowe Price Target 2055 Fund
T. Rowe Price Target 2060 Fund
T. Rowe Price Target 2065 Fund
T. Rowe Price Target 2070 Fund
T. Rowe Price Science & Technology Fund, Inc.
T. Rowe Price Short-Term Bond Fund, Inc.
T. Rowe Price Short-Term Bond Fund
T. Rowe Price Short Duration Income Fund
T. Rowe Price Ultra Short-Term Bond Fund
T. Rowe Price Small-Cap Stock Fund, Inc.
T. Rowe Price Small-Cap Value Fund, Inc.
T. Rowe Price Spectrum Fund, Inc.
T. Rowe Price Spectrum Diversified Equity Fund

T. Rowe Price Spectrum Income Fund
T. Rowe Price Spectrum International Equity Fund
T. Rowe Price Spectrum Funds II, Inc.
T. Rowe Price Spectrum Moderate Allocation Fund
T. Rowe Price Spectrum Moderate Growth Allocation Fund
T. Rowe Price Spectrum Conservative Allocation Fund
T. Rowe Price State Tax-Free Funds, Inc.
T. Rowe Price California Tax-Free Bond Fund
T. Rowe Price Georgia Tax-Free Bond Fund
T. Rowe Price Maryland Short-Term Tax-Free Bond Fund
T. Rowe Price Maryland Tax-Free Bond Fund
T. Rowe Price Maryland Tax-Free Money Fund
T. Rowe Price New Jersey Tax-Free Bond Fund
T. Rowe Price New York Tax-Free Bond Fund
T. Rowe Price Virginia Tax-Free Bond Fund
T. Rowe Price Summit Funds, Inc.
T. Rowe Price Cash Reserves Fund
T. Rowe Price Summit Municipal Funds, Inc.
T. Rowe Price Summit Municipal Income Fund
T. Rowe Price Summit Municipal Intermediate Fund
T. Rowe Price Tax-Efficient Funds, Inc.
T. Rowe Price Tax-Efficient Equity Fund
T. Rowe Price Tax-Exempt Money Fund, Inc.
T. Rowe Price Tax-Free High Yield Fund, Inc.
T. Rowe Price Tax-Free Income Fund, Inc.
T. Rowe Price Tax-Free Short-Intermediate Fund, Inc.
T. Rowe Price Tax-Free Ultra Short-Term Bond Fund
T. Rowe Price Total Return Fund, Inc.
T. Rowe Price QM U.S. Bond Index Fund, Inc.
T. Rowe Price U.S. Equity Research Fund, Inc.
T. Rowe Price U.S. Equity Research Fund
T. Rowe Price U.S. Large-Cap Core Fund, Inc.
T. Rowe Price U.S. Treasury Funds, Inc.
U.S. Treasury Intermediate Index Fund
U.S. Treasury Long-Term Index Fund
U.S. Treasury Money Fund
T. Rowe Price Value Fund, Inc.
T. Rowe Price Exchange-Traded Funds, Inc.
T. Rowe Price Blue Chip Growth ETF
T. Rowe Price Dividend Growth ETF
T. Rowe Price Equity Income ETF
T. Rowe Price Growth Stock ETF
T. Rowe Price U.S. Equity Research ETF

T. Rowe Price Total Return ETF
T. Rowe Price Ultra Short-Term Bond ETF
T. Rowe Price QM U.S. Bond ETF
T. Rowe Price Floating Rate ETF
T. Rowe Price U.S. High Yield ETF
T. Rowe Price Growth ETF
T. Rowe Price International Equity ETF
T. Rowe Price Small-Mid Cap ETF
T. Rowe Price Capital Appreciation Equity ETF
T. Rowe Price Value ETF
T. Rowe Price Intermediate Municipal Income ETF
T. Rowe Price Technology Equity ETF
T. Rowe Price Capital Appreciation Premium Income ETF
T. Rowe Price Hedged Equity ETF
T. Rowe Price Financials ETF Equity
T. Rowe Price Natural Resources ETF
T. Rowe Price Global Equity ETF
T. Rowe Price Health Care ETF
T. Rowe Price International Equity Research ETF
T. Rowe Price Active Core International Equity ETF
T. Rowe Price Active Core U.S. Equity ETF
T. Rowe Price High Income Municipal ETF
T. Rowe Price Long Municipal Income ETF
T. Rowe Price Multi-Sector Income ETF
T. Rowe Price Short Municipal Income ETF
T. Rowe Price Goldman Sachs Private Markets Fund

Schedule II

T. Rowe Price Group, Inc.
T. Rowe Price Advisory Services, Inc.
T. Rowe Price Associates, Inc.
T. Rowe Price (Canada), Inc.
T. Rowe Price Investment Management, Inc., incl. IoM Branch
T. Rowe Price Investment Services, Inc.
T. Rowe Price Retirement Plan Services, Inc.
T. Rowe Price Services, Inc.
T. Rowe Price Trust Company
Retiree, Inc.
T. Rowe Price International Limited
T. Rowe Price (Luxembourg) Management SARL
T. Rowe Price (Luxembourg) GP S.a.r.l.
T. Rowe Price (Switzerland) GmbH
T. Rowe Price Australia Limited
T. Rowe Price Hong Kong Limited
T. Rowe Price Investment Consulting (Shanghai) Co., Ltd.
T. Rowe Price Japan, Inc.
T. Rowe Price Singapore Private Ltd.
T. Rowe Price UK Limited
TRPH Corporation
T. Rowe Price Foreign Investment, Inc.
Oak Hill Advisors, L.P. and its subsidiaries*

* Oak Hill Advisors, L.P. and its subsidiaries are not currently providing services to the Price Funds; however, they are Named Insureds on the Corporate portion of the Bond and are being included on the Joint Fidelity Bond Agreement with the Price Funds in case during the 25-26 bond period they would begin to provide such services.